Exhibit (a)(5)(xix)

FOR IMMEDIATE RELEASE

ICAHN DEBUNKS LIONS GATE’S LATEST OBFUSCATIONS

New York, New York, June 14, 2010

Contact: Susan Gordon (212) 702-4309

Carl C. Icahn today issued the following statement in response to comments made by Lions Gate on Friday:

In its letter to shareholders on Friday, Lions Gate congratulated itself on its “adjusted EBITDA” of $128 million – but, by its own admission, $110 million of cash flow came from the company’s film library. However, there seems to be near universal agreement in the industry that library values are melting away like ice cubes. As a result, it is not hard to believe that this $110 million will be drastically reduced in the near future, due primarily to the precipitous decline in DVD sales throughout the industry. However, Lions Gate’s high interest costs of $56 million will stay the same. In addition, MGM and Miramax (both basically library plays) have been for sale for many months but have failed to obtain a buyer. How much longer can Lions Gate’s film library be counted on to drive performance and to service the company’s staggering debt load? Am I the only one who sees a hurricane brewing?

Lions Gate states: “Shareholders should ask themselves why Mr. Icahn wants to acquire shares at U.S.$7.00 per share if he believes Lionsgate is at risk.” I am paying what I believe to be a huge premium in order to achieve control. I am paying roughly $1.2 billion in enterprise value for a company whose “un-adjusted” EBITDA less interest expense is only $24 million. And if library income were to decrease by only 25%, this $24 million number would go below zero. I believe my payment is an especially rich price in light of these facts and in light of the fact that the value of film libraries in general are extremely questionable. However, I do believe in the long-term potential for Lions Gate – but only if a new board and management will be put in place in the very near term. Costs must be cut. And then they need to be cut again and again. And the company must return to its roots of being a distributor and niche film and television producer. Ironically, the managers of these divisions are excellent in my opinion. It is top management and the board who are steering our company in the wrong direction and who refuse to take the steps necessary to cause Lions Gate to succeed. Lions Gate cannot succeed following a strategy of swinging for the fences with big productions and hoping that DVD sales will cease their precipitous decline.

Market speculation that Lions Gate may purchase film libraries of either MGM or Miramax by issuing new debt or equity without having a vote of shareholders gives me further cause to question the judgment of management. We again caution the board that we will not sit idly by if Lions Gate attempts to enter into an inappropriate defensive or dilutive transaction. We will challenge any proposed transaction that we perceive to be abusive of shareholder rights or otherwise disadvantageous to Lions Gate. In addition, we will not hesitate to enforce our rights against any third party that attempts to tortiously interfere with our offer by entering into an inappropriate transaction with Lions Gate. Further, if any such transaction were to cause a failure of any condition under our tender offer, we presently intend to withdraw the offer and Lions Gate would thus have deprived its shareholders of the opportunity to sell their shares for $7.00 in cash per share.

Lions Gate’s board recommends that shareholders not tender their shares now but rather should wait until our subsequent offering period begins so that they may “have better insight into the potential consequences of the offer.” I am not sure what the board is getting at with this cryptic statement. I believe that if Lions Gate is implying that there is a chance that we will raise the price of our offer during the subsequent offering period, the company would be misleading its shareholders. We have stated on more than one occasion that the price will not be raised and applicable law requires that those tendering during the subsequent offering period must receive the same consideration as those tendering during the offer. If, however, Lions Gate is implying something else (possibly that there is a transaction soon to be announced or that there is some reason to believe that Lions Gate’s shares will suddenly begin to perform after five years of decline), the company could be on dangerous ground. Is the board willing to guarantee that shareholders will not be worse off if they choose not to tender? Will the board guarantee that in the future the company will not purchase a film library with the small amount of capital it has or issue more stock or debt to do so without going to shareholders for a vote?

MY INTENTIONS are to complete the tender offer and promptly purchase all stock tendered as of June 16th and then complete the subsequent offering period (noting again that the price will NOT be raised). I will then conduct a proxy fight to seek to replace the board at the upcoming annual general meeting. I must state that I unfortunately see very little hope for the company if we are not successful in replacing the board. Hopefully our slate will prevail. If not, I have no intention of remaining an investor in Lions Gate with this management team because it has become clear to me after talking with management that we will never agree on the future of the company. I firmly believe that a secular change has taken place in the industry. Management and the board, however, continue to delude themselves with their heads buried in the sand – as is often the case when “sea changes” take place. Owners of horse and buggy companies that deluded themselves and did not act quickly lost everything. I unfortunately believe that without a dramatic change in direction, the company will be in jeopardy.

In addition, the following message is being sent today to the board of directors:

Concerning the possible default of over $472 million of Lions Gate’s debt if our tender offer results in us becoming the owner of more than 20% (a virtual certainty) or 50% of the company’s outstanding shares, we note that this problem – as well as the possible resulting bankruptcy risk – is entirely of the company’s making. The directors have only themselves to blame for these offensive “poison put” provisions. It is obvious to all that your “formal request” for the terms of our proposed bridge facility at this late date is completely disingenuous. Our first public offer to discuss a bridge facility with you was made on March 19, 2010 – three months ago! Since that time, we have publicly reiterated our offer on several occasions. Yet you have consistently ignored our attempts to engage in discussions regarding this matter. To request terms now – with only three days left before our offer expires (and only after we threatened to seek to hold you personally responsible if our shares were devalued as a result of your inattention to this issue) – is, to say the least, irresponsible. We refuse to negotiate this bridge facility through the press. Although it is a bit late in the game, we continue to stand ready, as we have for the last three months, to sit down and discuss with you immediately the terms of our bridge facility.

The Icahn Group’s offer to purchase any and all of Lions Gate’s outstanding common shares for $7.00 in cash per share will expire at 8:00 p.m. (New York time) on June 16, 2010. At that time, provided that all remaining conditions to the offer are satisfied, the Icahn Group will promptly take up and pay for all shares that have been tendered. There will not be another extension of the offer, nor will the price be changed. However, there will be a subsequent offering period commencing on June 17, 2010 and ending on June 30, 2010 in order to permit additional tenders. The price paid to shareholders tendering during the subsequent offering period will be the same as that in the offer. Shareholders with questions about the tender offer may call D.F. King & Co., Inc., the Information Agent, toll-free at 800-859-8511 (banks and brokers call 212-269-5550).

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE NOR A SOLICITATION FOR ACCEPTANCE OF THE OFFER DESCRIBED ABOVE. THE OFFER IS BEING MADE ONLY PURSUANT TO THE OFFER TO PURCHASE DATED MARCH 1, 2010, AS AMENDED, THAT THE ICAHN GROUP DISTRIBUTED TO HOLDERS OF COMMON SHARES AND FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) AS EXHIBITS TO ITS AMENDED SCHEDULE TO AND WITH THE CANADIAN SECURITIES AUTHORITIES ON SEDAR. HOLDERS OF COMMON SHARES SHOULD READ CAREFULLY THE OFFER TO PURCHASE AND ALL AMENDMENTS THERETO BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO,

THE OFFER. HOLDERS OF COMMON SHARES MAY OBTAIN A FREE COPY OF THE AMENDED SCHEDULE TO, THE OFFER TO PURCHASE, THE AMENDMENTS THERETO AND OTHER DOCUMENTS THAT THE ICAHN GROUP WILL BE FILING (1) WITH THE SEC AT THE SEC’S WEB SITE AT WWW.SEC.GOV AND (2) WITH THE CANADIAN SECURITIES AUTHORITIES ON SEDAR AT WWW.SEDAR.COM.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN AND HIS AFFILIATES FROM THE SHAREHOLDERS OF LIONS GATE ENTERTAINMENT CORP. (“LIONS GATE”) FOR USE AT ITS ANNUAL GENERAL MEETING, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO SHAREHOLDERS OF LIONS GATE AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SEC’S WEBSITE AT WWW.SEC.GOV AND ON SEDAR AT WWW.SEDAR.COM. INFORMATION RELATING TO PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE AMENDED SCHEDULES TO FILED WITH THE SEC AND ON SEDAR ON MARCH 19, 2010 AND APRIL 16, 2010.